Exhibit 99.3

April 1, 2016

Dear Shareholder,

We wish to inform you that pursuant to a decision dated December 22, 2015 (the “Translation Exemption”) issued by the securities regulator in the Province of Québec, namely the Autorité des marchés financiers (the “AMF”), Aeterna Zentaris Inc. (the “Corporation”, “we” or “us”) has been exempted from the requirement to prepare French versions of its short form base shelf prospectus dated January 12, 2016 (the “Shelf Prospectus”) as well as any and all documents incorporated by reference into the Shelf Prospectus (or any accompanying prospectus supplement), including the enclosed management information circular, provided offerings under the Shelf Prospectus are conducted entirely outside both Quebec and Canada.

Shareholders should note that, absent the filing of certain documents, such as prospectuses, takeover bid circulars and similar documents, there is no general requirement that a reporting issuer in the Province of Quebec prepare and file French versions of its continuous disclosure documents (including management information circulars, annual and interim financial statements, management’s discussion and analysis and annual reports and annual information forms) (collectively, “Continuous Disclosure Documents”), or that such an issuer mail French versions of the Continuous Disclosure Documents to its Quebec-based shareholders.

Consequently, in accordance with the terms and conditions of the Translation Exemption, the Corporation is no longer required under securities laws and regulations applicable in the Province of Quebec to translate, and it has decided to cease the practice of translating, its Continuous Disclosure Documents into French to the extent such documents are incorporated by reference into the Shelf Prospectus. Although these documents were previously translated both because they were incorporated by reference into past prospectuses filed by the Corporation with the AMF as well as for other historical reasons, as of now and going forward, the Corporation’s Continuous Disclosure Documents will only be available to shareholders in English rather than in both English and French, as permitted by the Translation Exemption.

Although the Corporation’s registered office remains located in the Province of Quebec, the closure of our Quebec City office announced in October 2015 has resulted in our former Canadian operations being relocated to the United States in the Charleston, South Carolina region. We expect that the Translation Exemption should result in certain cost-savings and should thus contribute in some measure to the improvement of our operating efficiency.

We thank you for your understanding of this matter.

/s/ Philip A. Theodore

Philip A. Theodore
Senior Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary